Mail Stop 3561

      							September 15, 2005

Mr. James Sullivan
Chief Financial Officer
8x8, Inc.
3151 Jay Street
Santa Clara, CA 95054

	Re:	8x8, Inc.
      Form 10-K for Fiscal Year Ended March 31, 2005
		Filed June 14, 2005

		Form 10-Q for the Fiscal Quarter Ended June 30, 2005
		File # 0-21783


Dear Mr. Sullivan:

      We have reviewed your supplemental response letter dated
August
10, 2005 as well as your filing and have the following comments. As noted in our comment letter dated July 27, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.


Form 10-K for Fiscal Year Ended March 31, 2005

9. Commitments and Contingencies
Legal Proceedings

1. We note your response to comment 4 and your reference to your response to comment 2, however you have not told us or disclosed in your Form 10-Q for the quarter ended June 30, 2005 the amount of your reserved loss contingency or the nature of such contingency related to "royalty reserves." In addition please note that paragraph 10 of
SFAS 5 requires disclosure even if no accrual has been made when there is at least a reasonably possibility that a loss may have been incurred. As requested in our previous comment 4 please tell us and disclose all your reserved contingencies and any contingency in which it is reasonably possible that a loss may have been incurred in accordance with paragraph 10 of SFAS 5.

Item 9A. Controls and Procedures

2. We note your disclosure that your disclosure controls and procedures are "effective to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms." Please confirm and clarify in future filings that your disclosure controls and procedures also are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act.

Exhibit 31.1
Exhibit 31.2

3. We note that the certifications do not comply with the requirement to provide the portion of the introductory language in paragraph 4 of the certification required by Exchange Act Rules 13a-14(a) and 15d-
14(a) that refers to the certifying officers` responsibility for establishing and maintaining internal control over financial reporting for the company, as well as paragraph 4(b). The amended language must be provided in the first annual report required to contain management`s internal control report and in all periodic reports filed thereafter. Please revise accordingly. See SEC Release No. 33-8392 (Feb. 24, 2004), which is available on our internet site at http://www.sec.gov/rules/final/33-8392.htm. Please note that you must re-file your entire Form 10-K with your amended certifications.


Form 10-Q for the fiscal quarter ended June 30, 2005

Item 4. Controls and Procedures

4. We refer to your statement that states "a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all controls systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, in any, within a company have been detected." If you include this statement in future filings, please also include a statement, if true, that your disclosure controls and procedures are designed to provide a reasonable level of assurance of reaching your desired control objectives. See Section
II.F.4. of SEC Release No. 33-8238 (June 5, 2003) available on our website at http://www.sec.gov/rules/final/33-8238.htm.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. In addition, you should make corresponding changes to the pending registration statement on Form S-3 to the extent applicable. You may contact Inessa Berenbaum, Staff Accountant, at (202) 551-3371 or Ivette Leon,
Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3810 with any other questions.

								Sincerely,


								Larry Spirgel
								Assistant Director
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Mr. James Sullivan
8x8, Inc.
September 15, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE